UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January, 2003

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Press Release dated January 27, 2003

2)

Material Change Report dated January 28, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

January 28, 2003

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V”       OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

ThrillTime Closes Settlement with Debenture Holder and Private Placement

Directors:

Sherrill Cyr

Frank Deacon

Ralph Proceviat

Darrel Taylor

January 27, 2003

Under the terms of a Satisfaction and Release Agreement with the Convertible Debentureholder announced December 23, 2002, the Company has paid the initial settlement of US $60,000 and has issued 750,000 common shares at a deemed value of US$1.11 per share. This transaction closed on January 23, 2003 when mutual releases were signed by both parties. The remaining US $60,000 cash payment will be paid in monthly installments of US $15,000 commencing in July, 2003.

The 2,000,000 unit private placement announced by the Company on December 23, 2002 has closed. Each unit consists of one common share at Cdn. $0.05 per share and one share purchase warrant exercisable at Cdn.$0.10 per share until January 20, 2004. All securities issued in connection with this transaction are subject to a one year hold period and cannot be sold or transferred until January 21, 2004. Insider participants in this transaction were Ralph Proceviat, 200,000 units; Frank Deacon, 100,000 units; and Sherrill Cyr, 50,000 units. The proceeds from the private placement have been used to pay the initial US $60,000 to the Convertible Debentureholder.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

ThrillTime Entertainment

International, Inc.

Per: “Ralph Proceviat”

__________________________________

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in the Company’s period reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Suite 322, 4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date Of Material Change

January 23, 2003

3.

Press Release

Date of Issuance:

January 27, 2003

Place of Issuance:

Burnaby, British Columbia

4.

Summary Of Material Change

On December 23, 2002 the Company announced that it had entered into two transactions:  a Satisfaction and Release Agreement with the holder of a $5,940,000 convertible debenture and a 2,000,000 unit private placement.  Under the terms of the Satisfaction and Release Agreement the Company agreed to a cash payment of US $120,000 and to issue 750,000 common shares at a deemed value of US $1.11 per share.  The private placement consisted of one common share at Cdn. $0.05 per share and one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued are subject to a one year hold period and cannot be sold or transferred until January 21, 2004.  Both transactions have closed and the proceeds of the private placement have been used to make the initial payment required in the Satisfaction and Release Agreement.

5.

Full Description Of Material Change

See attached Schedule “A”

6.

Reliance on Section 85(2) of the Act

Not applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Senior Officers

The name and business telephone number of a senior officer of the Company who is knowledgeable about the material change is as follows:

Name:

Ralph Proceviat, President

Sherrill Cyr, Secretary

Bus. Tel:

(604) 294-8084

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 28th day of January, 2003.

Per: “Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

Schedule “A”

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol:  “THL:V”     OTC Bulletin Board Symbol:  “THLL-F”

NEWS RELEASE

ThrillTime Closes Settlement with Debenture Holder and Private Placement

Directors:

Sherrill Cyr

Frank Deacon

Ralph Proceviat

Darrel Taylor

January 27, 2003

Under the terms of a Satisfaction and Release Agreement with the Convertible Debentureholder announced December 23, 2002, the Company has paid the initial settlement of US $60,000 and has issued 750,000 common shares at a deemed value of US$1.11 per share. This transaction closed on January 23, 2003 when mutual releases were signed by both parties. The remaining US $60,000 cash payment will be paid in monthly installments of US $15,000 commencing in July, 2003.

The 2,000,000 unit private placement announced by the Company on December 23, 2002 has closed. Each unit consists of one common share at Cdn. $0.05 per share and one share purchase warrant exercisable at Cdn.$0.10 per share until January 20, 2004. All securities issued in connection with this transaction are subject to a one year hold period and cannot be sold or transferred until January 21, 2004. Insider participants in this transaction were Ralph Proceviat, 200,000 units; Frank Deacon, 100,000 units; and Sherrill Cyr, 50,000 units. The proceeds from the private placement have been used to pay the initial US $60,000 to the Convertible Debentureholder.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides” including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

ThrillTime Entertainment

International, Inc.

Per: “Ralph Proceviat”

__________________________________

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in the Company’s period reports filed with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.

Company:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com